Exhibit 99.24

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces Dosing of First Patient in Investigator-
Sponsored Phase 1b/2 Clinical Trial Evaluating Immuno-Oncology
Candidate Targeting Incurable HPV-Related Cancers

Study Demonstrates Broad Applicability of Immunovaccine’s DepoVax™ Platform for Delivering Cancer Antigens

Halifax, Nova Scotia; April 18, 2017 – Immunovaccine Inc. (“Immunovaccine” or the “Company”) (TSX: IMV; OTCQX: IMMVF), a clinical stage vaccine and immunotherapy company, today announced that the first study participant has been treated in a Phase 1b/2 clinical study evaluating Immunovaccine’s investigational cancer vaccine, DPX-E7, in combination with low-dose cyclophosphamide in patients with incurable oropharyngeal, cervical and anal cancers related to the human papillomavirus (HPV).

Dana-Farber Cancer Institute (Dana-Farber) is leading the DPX-E7 study through a $1.5 million research grant from Stand Up To Cancer and the Farrah Fawcett Foundation to clinically evaluate collaborative translational research that addresses critical problems in HPV-related cancers.

“Because DPX-E7 is formulated with the same DepoVax™ platform technology as our DPX-Survivac candidate, this trial further demonstrates the broad applicability of DepoVax™ to deliver cancer antigens appropriately,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “It is also an important step forward in developing therapies for the high-risk HPV infections that have been linked to cancers associated with poor patient outcomes. We are pleased to be working with the Dana-Farber Cancer Institute in this endeavor, and we look forward to continuing to fully leverage our platform’s potential to address high unmet medical needs, delivering more options to patients and creating more opportunities to generate value for our shareholders.”

The Dana-Farber study is a single center, open label, non-randomized clinical trial that will investigate the safety and clinical efficacy of DPX-E7 in combination with low-dose metronomic oral cyclophosphamide in a total of 44 treated participants. Its primary objectives are to evaluate changes in CD8+ T cells in peripheral blood and tumor tissue, and to evaluate the safety of DPX-E7 vaccination in HLA-A2 positive patients with incurable HPV-related head and neck, cervical or anal cancers. DPX-E7 targets an HPV viral protein known as E7. Immunovaccine has the option to produce the DPX-E7 vaccine if it proves successful in the clinic.

“We are excited to offer this new therapy for our patients with HPV-related head and neck, anal and cervical cancers that have recurred after standard therapy,” said Robert Haddad M.D., disease center leader, head and neck oncology program at the Dana-Farber Cancer Institute.

This trial marks another milestone in the expansion of Immunovaccine’s growing pipeline of immuno-oncology candidates. Currently, Immunovaccine has multiple early-stage trials evaluating DepoVax™-based clinical candidates in ovarian cancer. The Company most recently announced that Princess Margaret Cancer Centre had received Health Canada clearance to begin an investigator-sponsored Phase 2 ovarian cancer study evaluating Immunovaccine’s DPX-Survivac with Merck’s pembrolizumab.

Individuals interested in enrolling in the Phase 1b/2 clinical trial evaluating DPX-E7 can find more information via clinicaltrials.gov.

About HPV-related Cancers

Approximately 30 to 40 types of human papillomaviruses (HPV) are transmitted through sexual contact and infect the anogenital region and oropharynx. About 15 of these are designated “high-risk” (i.e., oncogenic); more than five percent of all new cancers are attributed to high-risk HPV infections.i HPV is the cause of virtually all cases of cervical cancer, the second leading cause of cancer deaths among women worldwide, and has been linked to anal, vulva, vaginal, penile and oropharyngeal cancers.ii,iii,iv

About DepoVax™

DepoVax™ is a patented formulation that provides controlled and prolonged exposure of antigens plus adjuvant to the immune system, resulting in a strong, specific and sustained immune response with the potential for single-dose effectiveness. The DepoVax™ platform is flexible and can be used with a broad range of target antigens for preventative or therapeutic applications. The technology is designed to be commercially scalable, with the potential for years of shelf life stability. Fully synthetic, off-the-shelf DepoVax™-based vaccines are also relatively easy to manufacture, store, and administer. These characteristics enable Immunovaccine to pursue vaccine candidates in cancer, infectious diseases and other vaccine applications.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com

i Parkin DM: The global health burden of infection-associated cancers in the year 2002. Int J Cancer 118:3030-44, 2006

ii Walboomers JM, Jacobs MV, Manos MM, et al: Human papillomavirus is a necessary cause of invasive cervical cancer worldwide. J Pathol 189:12-9, 1999

iii Alani RM, Munger K: Human papillomaviruses and associated malignancies. J Clin Oncol 16:330-7, 1998

iv Siegel R, Naishadham D, Jemal A: Cancer statistics, 2013. CA Cancer J Clin 63:11-30, 2013